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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Hills Stores Co.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  431692102000
                                 --------------
                                 (CUSIP Number)

        Check the following box if a fee is being paid with this statement.
        (X)

        The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                               Page 1 of 12 Pages
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                                   CUSIP No.
                                  431692102000


1)  Names of Reporting Person

                              Lehman Brothers Inc.
               S.S. or I.R.S. Identification No. of Above Person
                                   13-2518466



2)  Check the Appropriate box if a Member of a Group

    (a)  (   ) Sole
    (b)  ( X ) Joint Filing



3)  SEC Use Only





4)  Citizenship or Place of Organization

                                    Delaware



                       5)  Sole Voting Power

Number of Shares             725,482
Beneficially Owned     6)  Shared Voting Power
by Each Reporting
Person With                     0
                       7)  Sole Dispositive Power

                             725,482
                       8)  Shared Dispositive Power

                                 0
9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             725,482





10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    (   )




                               Page 2 of 12 Pages
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11) Percent of Class Represented by Amount in Row 9



    8.1%



12) Type of Reporting Person

                                       BD





                               Page 3 of 12 Pages
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                                   CUSIP No.
                                  431692102000


1)  Names of Reporting Person

                            American Express Company
               S.S. or I.R.S. Identification No. of Above Person
                                   13-4922250



2)  Check the Appropriate box if a Member of a Group

    (a)  (   ) Sole
    (b)  ( X ) Joint Filing


3)  SEC Use Only





4)  Citizenship or Place of Organization

                                    New York




                       5)  Sole Voting Power

Number of Shares              1,068,920
Beneficially Owned     6)  Shared Voting Power
by Each Reporting
Person With                       0
                       7)  Sole Dispositive Power

                             725,482
                       8)  Shared Dispositive Power

                             343,438
9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,068,920




                               Page 4 of 12 Pages
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    (   )



11) Percent of Class Represented by Amount in Row 9

    11.9%



12) Type of Reporting Person

                                  HC/CO





                               Page 5 of 12 Pages
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Item 1(a). Name of Issuer:  Hills Stores Co.

Item 1(b). Address of Issuer's Principal Executive Offices:

              15 Dan Road
              Canton, MA  02021

Item 2(a). Name of Person Filing:

              Lehman Brothers Inc.
              American Express Company

Item 2(b). Address of Principal Business Office:

              3 World Financial Center
              New York, NY  10285

Item 2(c). Citizenship or Place of Organization:

              See Item 4 of cover pages

Item 2(d). Title of Class of Securities:

              Common Stock

Item 2(e). CUSIP Number:

              431692102000

Item 3. Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

           The persons filing this statement are Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Act, and American Express Company, a parent holding company in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.    Ownership

           (a) Amount Beneficially Owned as of:  December 31, 1993

               See Item 9 of cover pages

           (b) Percent of Class:

               See Item 11 of cover pages

           (c) Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote

                (ii)      shared power to vote or to direct the vote

               (iii)      sole power to dispose or to direct the disposition

                (iv)      shared power to dispose or to direct the disposition

                          See Items 5-8 of cover pages





                               Page 6 of 12 Pages
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Item 5.  Ownership of Five Percent or Less of a Class

                 Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

                 See Exhibit 1

Item 8.  Identification and Classification of Members of the Group

                 Not Applicable.

Item 9.  Notice of Dissolution of Group

                 Not Applicable.





                               Page 7 of 12 Pages
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Item 10.         Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated: January 10, 1994
       -------------------------
                                              LEHMAN BROTHERS INC.



                                              By: /s/ Karen C. Manson
                                                  ------------------------
                                              Name:   Karen C. Manson
                                              Title:  First Vice President
                                                      Secretary




                                                  AMERICAN EXPRESS COMPANY



                                              By: /s/ Karen C. Manson
                                                  ------------------------
                                              Name:   Karen C. Manson
                                              Title:  Authorized Representative





                               Page 8 of 12 Pages
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                                 EXHIBIT INDEX



Exhibit I         Identification and Classification of Relevant Subsidiaries

Exhibit II        Statement of Lehman Brothers Inc.

Exhibit III       Statement of American Express Company





                               Page 9 of 12 Pages